Exhibit 1.1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

26 September 2024

To Our Shareholders,

Company name:	Inageya Co., Ltd.
Representative:	Yoshikazu Motosugi, President and Representative Director
Securities Code:	8182 TSE Prime
Contact:	Kazushige Hamura, Senior Managing Director
Tel: 042-537-5111

Notice of Recording of Gain on Sale of Investment Securities (Extraordinary Income)

As a result of the sale of a portion of the investment securities held by the Company, the Company plans to record a gain on sale of investment securities as follows:

Particulars

1.	Reason for the sale of investment securities

To reduce and review cross-shareholdings based on the Corporate Governance Code and to secure funds for investment in growth.

2.	Period in which gain on sales of investment securities accrued

From June 2024 to September 2024

3.	Details of the sale of investment securities

(1) Shares to be sold: 12 issues of listed securities held by the Company

(2) Gain on sale of investment securities: 2,742 million yen

4.	Future Outlook

The aforementioned gain on sales of investment securities is expected to be recorded as extraordinary income in the consolidated financial statements for the 2nd Quarter (an interim period) of the fiscal year ending March 2025. The impact of the sale on the Company’s consolidated financial results together with other factors is currently under detailed examination and will be announced promptly as necessary.

END